================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)1

                       HEALTHCORE MEDICAL SOLUTIONS, INC.
                      -----------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
                      ------------------------------------
                         (Title of Class of Securities)

                                    42220B101
                                 --------------
                                 (CUSIP Number)

                               December 31, 1998
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1 (b)

         [ ]  Rule 13d-1 (c)

         [x]  Rule 13d-1 (d)

------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No. 42220B 10 1            13G            PAGE  2  OF  5 PAGES
          -----------                                ---    ---

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NEAL J. POLAN                                 ###-##-####
-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                             (b) / /
-----------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-----------------------------------------------------------------------
                  5     SOLE VOTING POWER
   NUMBER OF

    SHARES                383,000
                 ------------------------------------------------------
 BENEFICIALLY     6     SHARED VOTING POWER

   OWNED BY
                         0
     EACH        ------------------------------------------------------

   REPORTING      7     SOLE DISPOSITIVE POWER

    PERSON                383,000
                 ------------------------------------------------------
     WITH         8     SHARED DISPOSITIVE POWER

                         0
-----------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     383,000
-----------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           /X/
    CERTAIN SHARES*

-----------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.3%
-----------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

       IN
-----------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Check the following box if a fee is being paid with this statement. / /



Item 1(a).        Name of Issuer :
                  ----------------

                  HealthCore Medical Solutions, Inc.

Item 1(b).        Address of Issuer's Principal
                  -----------------------------
                  Executive Offices:
                  ------------------

                  11904 Blue Ridge Boulevard
                  Grandview, Missouri 64030

Item 2(a).        Name of Person Filing:
                  ----------------------

                  Neal J. Polan

Item 2(b).        Address of Principal Business Office
                  ------------------------------------
                  or if none, Residence:
                  ----------------------

                  1325 Avenue of the Americas
                  Suite 1200
                  New York, New York 10019

Item 2(c).        Citizenship:
                  ------------
                  United States

Item 2(d).        Title of Class of Securities:
                  -----------------------------
                  Class A Common Stock, par value $.01

Item 2(e).        CUSIP Number:
                  -------------
                  42220B101

Item 3.           Not Applicable

Item 4.           Ownership:
                  ----------

                  (a)  Amount Beneficially Owned:

                    383,000 shares

                    Includes (i) 48,000 shares of Class B Common Stock held by Mr. Polan as custodian for his child and (ii) 167,000 shares of Class A Common Stock issuable upon exercise of outstanding warrants which are exercisable within 60 days. Excludes 142,000 shares of Class A Common Stock issuable upon exercise of outstanding warrants which, as of December 31, 1998, were not exercisable within 60 days. Of the shares of Common Stock held by Mr. Polan, 216,000 of the shares are shares of Class B Common Stock which are entitled to five votes per share and are convertible into shares of Class A Common Stock under certain circumstances.

                  (b) Percent of Class:  11.3

                               Page 3 of 5 pages

                  (c) Number of shares as to which such person has:

                       (i)    sole power to vote or to direct the vote:
                              383,000

                       (ii)   shared power to vote or to direct the vote:
                              0

                       (iii) sole power to dispose or to direct the disposition of:
                              383,000

                       (iv) shared power to dispose or to direct the disposition of:
                              0

Item 5.  Ownership of Five Percent or Less of a Class
         --------------------------------------------

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
         ------------------------------------------------
         Another Person
         ---------------

         Not Applicable

Item 7.  Identification and Classification of the
         ----------------------------------------
         Subsidiary Which Acquired the Securities
         ----------------------------------------

         Not Applicable

Item 8.  Identification and Classification of Members
         --------------------------------------------
         of the Group
         ------------

         Not Applicable

Item 9.  Notice of Dissolution of Group
         ------------------------------

         Not Applicable

Item 10. Certification
         -------------

         Not Applicable


                               Page 4 of 5 pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999
---------------------------------
Date

      /s/ NEAL J. POLAN
---------------------------------
          Signature

Neal J. Polan
---------------------------------
Name/Title

                               Page 5 of 5 pages